INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

January 31, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Palmer Square Income Plus Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 27, 2013, regarding Post-Effective Amendment No. 431 to the Registrant’s Form N-1A registration statement with respect to the Palmer Square Income Plus Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 463 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

1.  Please explain or describe how is the “Plus” in the Fund name reflected in the Fund’s investment strategy.

Response:  The Registrant has obtain from the Fund’s advisor that the Fund’s strategy is to be primarily invest in investment grade securities and invest up to 30% in below investment grade or high yield securities as the “plus” to income.  Accordingly, the Registrant has revised the disclosure under “Principal Investment Strategies” as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities.  The Fund may invest up to 30% of its net assets in high yield securities – securities rated below investment grade that generally have higher yields and higher risks than investment grade securities.”

Fees and Expenses Table

2. Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table.

Response: The Registrant has included a copy of the amended Appendix to the fee waiver agreement as an Exhibit to the Amendment.

Principal Risks

3.  In light of references to asset- and mortgage-backed securities in risk factor entitled “Government Sponsored Entities Risk”, add disclosure that the Fund will invest in asset-backed and mortgage-backed securities under Principal Investment Strategies.

Response:  The Registrant has added disclosure to clarify that collateralized debt obligations which are types of asset-backed securities.  In addition, the Registrant has obtained confirmation from the Fund’s advisor that the Fund is not expected to invest in mortgage-backed securities.  The Registrant has also moved “Mortgage-Backed Securities” disclosure in the SAI to the non-principal investments section.

4. In light of the reference to foreign securities in risk factor entitled “Valuation Risk”, add disclosure that the Fund will invest in foreign securities under Principal Investment Strategies and any relevant risks.

Response:  The Registrant added the following statement under Principal Investment Strategies: “The types of debt securities in which the Fund may invest include, but are not limited to, (i) U.S. and non-U.S. collateralized debt obligations…”  Accordingly, the Registrant also added “Foreign Securities Risk” under the “Summary Section” and the “More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks” section.

More About the Funds’ Investment Objectives, Strategies and Risks

5. Please disclose the Fund’s anticipated portfolio duration and provide an example of the impact to the Fund’s price based on the Fund’s anticipation duration with a 1% increase in interest rate.

Response:  The Registrant obtained confirmation from the Fund’s advisor that the anticipated average portfolio duration to be less than one year.  The Registrant included the following statement on duration:

“The Fund’s advisor anticipates the Fund’s average portfolio duration under normal market conditions to be less than one year.  Duration is a measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates. The longer a security’s duration, the more sensitive its price will be to changes in interest rates.  For example, a 1.00% increase in interest rates would result in a minimal change to the price of a security with a duration less than one year.  Calculations of duration may be based on estimates and may not reliably predict a security’s sensitivity to changes in interest rates.

Portfolio Managers

6.  Disclose if the portfolio managers are jointly and primarily responsible for the day to day management of the Fund’s portfolio.  See Instruction 2 to Item 10 of Form N-1A.

Response:  The Registrant has added the requested disclosure.

Management of the Fund – Prior Performance of Similar Accounts Managed by the Sub-Advisor

7.  First paragraph states the name of the private fund “Palmer Square Opportunistic Investment Grade Trust” but the name on the total return table shows “Palmer Square Opportunistic Income Plus Trust”, please revise or clarify the correct fund name.

Response:  The Registrant confirms that “Palmer Square Opportunistic Income Plus Trust” is the correct private fund name and has corrected the fund name on the first paragraph.

8.  Please disclose that the two private funds stated under this section are the only portfolios or accounts managed by the advisor with investment objectives and strategies substantially similar to those of the Fund for the periods presented.  In addition, please confirm in the response letter that the advisor does not manage other registered investment companies with investment objectives and strategies substantially similar to those of the Fund during the periods presented.

Reponses:  The Registrant has revised the disclosure to state “The Palmer Square Private Funds were the only accounts managed for the periods indicated by the Advisor having investment objectives, policies, strategies and risks substantially similar to those of the Fund.”  The Registrant has also confirmed with the Fund’s advisor that, during the periods presented the advisor did not manage other registered investment companies with investment objectives and strategies substantially similar to those of the Fund.

9.  Given the term “Investment Grade” in the private funds’ names while the Fund has the ability to invest in below investment-grade securities, please explain how the private funds’ investment strategies substantially similar to those of the Fund.

Response:  The Registrant obtained representation from the Fund’s advisor that the private funds’ principal strategies were to invest primarily in investment grade securities and a smaller portion in high yield securities to increase income which are substantially similar to the principal strategies of the Fund.

10.  Please explain in the response letter the “Plus” aspect of the investment strategies of the private funds.

Response:  As stated in the response to Item 9 above, the private funds invest in high-yield securities which are the “Plus” to income.

STATEMENT OF ADDITIONAL INFORMATION

Swap Agreements

11.	Please add disclosure that the Fund will segregate assets using the notional value when the Fund is a seller of credit default swaps.

Response:  The Registrant has made the requested revision.

Proxy Voting Policy

12.
The disclosure refers to two sets of proxy voting policies that the Fund will use to determine how to vote proxies relating to portfolio securities:  the Trust “Policies” and the “Advisor’s Proxy Policies.”  Only the “Advisor’s Proxy Policies” are attached as Appendix B.  Please also attach the Trust “Policies” as part of Appendix B and revise this disclosure to state that it includes the Trust Policies as well.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.  The Registrant has also revised the disclosure to state “See Appendix B for the Advisor’s Proxy Policies and the Trust Policies.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer